# DAVIS POLK & WARDWELL


1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6141

MESSETURM
[redacted]

ISENADA, 2
ESPAÑA

ONGI
106-6033

3A CHATER ROAD
HONG KONG


05008796

June 1, 2005

SUPPL

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934



Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. • Material information that was furnished to the *Comisión Nacional del Mercado de Valores* (CNMV) yesterday, regarding the next General Shareholders' Meeting.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford

Matthew Telford
*Legal Assistant*

Attachments

By Hand Delivery

dlw 6/9

English Summary for Fomento de Construcciones y Contratas, S.A.

– The company reports the call to the General Shareholders' Meeting with the first convening on June 21, 2005 and the second convening on June 22, 2005.

## FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.
## CONVOCATORIA DE JUNTA GENERAL ORDINARIA DE ACCIONISTAS

De conformidad con el acuerdo del Consejo de Administración celebrado el pasado 30 de mayo de 2005, se convoca Junta General ordinaria de accionistas de FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A., para su celebración en Barcelona, en el Hotel "Rey Juan Carlos I", situado en la Avenida Diagonal nº 661, a las dieciséis horas del día 21 de junio de 2005, en primera convocatoria y, en caso de no obtenerse quórum suficiente, en el mismo lugar y hora, el día 22 de junio de 2005, en segunda convocatoria, a fin de deliberar y, en su caso, adoptar acuerdos sobre los asuntos incluidos en el siguiente

### ORDEN DEL DIA

1º. Información a la Junta sobre las modificaciones introducidas en el "Reglamento del Consejo de Administración de Fomento de Construcciones y Contratas, S.A." desde la anterior Junta General de accionistas.

2º. Examen y aprobación de las cuentas anuales (balances, cuentas de pérdidas y ganancias y memorias) e informes de gestión, correspondientes al ejercicio económico de 2004, de la sociedad Fomento de Construcciones y Contratas, S.A. y de su Grupo consolidado, así como de la gestión del Consejo de Administración.

3º. Examen y aprobación de la propuesta de aplicación del resultado del ejercicio de 2004.

4º. Modificación de los Estatutos Sociales: artículos 2º (Objeto social), 18º (Legitimación para asistir a la Junta), 29º (Requisitos y duración del cargo.), 32º (Deliberaciones. Acuerdos. Actas del Consejo), 35º (Comisión Ejecutiva y Consejero Delegado), 36º (Funcionamiento de la Comisión Ejecutiva, de nueva creación), 37º y 38º (Comité de Auditoría) y 39 (Del Consejo Asesor).

5º. Modificación del "Reglamento de la Junta General de Fomento de Construcciones y Contratas, S.A.": artículos 9 (Derecho y deber de asistencia), 10 (Mesa de la Junta General) y 14 (Información).

6º. Ratificación, nombramiento y reelección de consejeros.

7º. Autorización al Consejo de Administración para ampliar, en el plazo de cinco años, el capital social, incluso mediante la emisión de acciones sin voto, de conformidad con el art. 153.1 b) de la Ley de Sociedades Anónimas, con revocación de la autorización vigente.

8º. Autorización al Consejo de Administración para emitir, en el plazo de cinco años, obligaciones u otros títulos de renta fija.

9º. Autorización para la adquisición derivativa de acciones propias y autorización a las sociedades filiales para que puedan adquirir acciones de Fomento de Construcciones y Contratas, S.A.; todo ello dentro de los límites y con los requisitos que se exigen en el artículo 75 y siguientes de la Ley de Sociedades Anónimas.

10º. Reelección de los auditores de cuentas de la sociedad y de su Grupo consolidado.

11º. Facultar ampliamente a los administradores para el desarrollo, elevación a público, inscripción, subsanación y ejecución de los acuerdos adoptados.

12º. Aprobación, si procede, del acta de la junta, en cualquiera de las formas establecidas en el artículo 113 del texto refundido de la Ley de Sociedades Anónimas o, en su caso, aplicación de lo previsto en el artículo 114 del mismo texto legal.

## Derechos de asistencia y representación

De conformidad con lo establecido en el artículo 18º de los estatutos sociales, tienen derecho de asistencia a las juntas generales los accionistas titulares de cuatro mil o más acciones, cuya titularidad aparezca inscrita en el correspondiente registro contable de anotaciones en cuenta, con cinco días de antelación a aquel en que haya de celebrarse la junta, y así lo acrediten mediante la exhibición del correspondiente certificado de legitimación al que se refiere el Real Decreto 116/1992 de 14 de febrero sobre representación de valores por medio de anotaciones en cuenta. Este certificado expresará, necesariamente, el número de acciones pertenecientes a cada accionista.

Los poseedores de acciones en número inferior a cuatro mil podrán agruparse a los efectos de concurrir a la junta, confiriendo la representación a uno de ellos.

Todo accionista que tenga derecho de asistencia podrá hacerse representar en la junta general por medio de otra persona, aunque ésta no sea accionista. La representación deberá conferirse en los términos y con el alcance establecidos en la Ley de Sociedades Anónimas.

## Derecho de información

Cualquier accionista podrá obtener de la sociedad, para su examen en el domicilio social o para su envío de forma inmediata y gratuita, previa solicitud por escrito, los siguientes documentos que se someten a la aprobación, o información, de la junta:

- El Informe de los administradores sobre las modificaciones habidas en el "Reglamento

del Consejo de Administración de Fomento de Construcciones y Contratas, S.A." desde la anterior Junta General de accionistas.

- Las cuentas anuales (balances, cuentas de pérdidas y ganancias y memorias) e informes de gestión, correspondientes al ejercicio económico de 2004, de la sociedad Fomento de Construcciones y Contratas, S.A. y de su Grupo consolidado.
- Los informes emitidos por los auditores externos respecto de las cuentas anuales de la sociedad y de su grupo consolidado.
- El Informe de los administradores sobre la propuesta de modificaciones estatutarias incluidas en el punto 4° del orden del día de esta junta, así como el texto íntegro de tales modificaciones.
- El Informe de los administradores sobre la propuesta de modificación del Reglamento de la Junta General, incluida en el punto 5° del orden del día de esta junta, así como el texto íntegro de las modificaciones propuestas.
- El Informe de los administradores sobre la autorización para ampliar capital social, a que se refiere el punto 7° del orden del día.
- El Informe de los administradores sobre la autorización al Consejo de Administración para emitir obligaciones u otros títulos de renta fija, a que se refiere el punto 8° del orden del día.
- Texto de las propuestas de acuerdos que se someten a la aprobación de la junta general de accionistas.
- El Informe sobre Gobierno Corporativo de Fomento de Construcciones y Contratas, S.A., correspondiente al ejercicio 2004.

Todos los documentos que han quedado relacionados podrán, además, consultarse o copiarse en la página web de la sociedad: www.fcc.es

Hasta el séptimo día anterior al previsto para la celebración de la junta, los accionistas podrán solicitar del Consejo de Administración, acerca de los asuntos comprendidos en el orden del día, las informaciones o aclaraciones que estimen precisas o formular por escrito las preguntas que estimen pertinentes. Podrán los accionistas, además, solicitar informaciones o aclaraciones o formular preguntas por escrito acerca de la información accesible al público que se hubiera facilitado por la sociedad a la Comisión Nacional del Mercado de Valores desde la celebración de la última junta general, es decir, desde el 23 de junio de 2004. A estos efectos, los accionistas podrán utilizar la propia página web de la sociedad (www.fcc.es) o dirigirse al Departamento de Bolsa y de Relaciones con los

**Accionistas (calle Federico Salmón, 13, 28016 Madrid. Teléfono: 91 359 32 63. Correo electrónico: relacioninversores@fcc.es).**

**Barcelona, a 31 de mayo de 2005.- El Presidente del Consejo de Administración**